FORM 6-K

Securities and Exchange Commission
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of April 2010	Commission file number 1-12260

COCA-COLA FEMSA, S.A.B. de C.V.
(Translation of Registrant’s name into English)

Guillermo González Camarena No. 600
Col. Centro de Ciudad Santa Fé
Delegación Alvaro Obregón
México, D.F. 01210
(Address of principal office)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

             (Check One) Form 20-F  x  Form 40-F

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

             (Check One) Yes    No  x

        (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Stock Listing Information
COCA-COLA FEMSA ANNOUNCEMENT

Mexican Stock Exchange
Ticker: KOFL

Coca-Cola FEMSA shareholders approved Ps. 2,604 million dividend

Mexico City, Mexico. April 14, 2010 – Coca-Cola FEMSA, S.A.B. de C.V. (NYSE:KOF; BMV:KOF L) (“Coca-Cola FEMSA” or the “Company”), the largest Coca-Cola bottler in Latin America and the second largest Coca-Cola bottler in the world in terms of sales volume, held its Annual Ordinary General Shareholders Meeting on April 14, 2010, during which its shareholders approved the annual report for 2009 presented by the Board of Directors, the Company’s consolidated financial statements for the year ended December 31, 2009, the declaration of dividends corresponding to fiscal year 2009 and the composition of the Board of Directors and Committees for 2010.

Shareholders approved the payment of a cash dividend in the amount of approximately Ps. 2,604 million. The dividend will be paid as of April 26, 2010, in the amount of Ps. 1.41 per each ordinary share, equivalent to Ps. 14.10 per ADS. In addition, shareholders approved the sum of Ps. 400 million as the maximum amount that can potentially be used for the share repurchase program during 2010.

Following the Annual Ordinary General Shareholders Meeting, the Company held an Extraordinary Shareholders Meeting, during which its shareholders approved amendments of the Company’s by-laws to reflect changes to the shareholder agreement between subsidiaries of The Coca-Cola Company and subsidiaries of Fomento Económico Mexicano, S.A.B. de C.V. agreed by such parties.

The main purpose of these amendments is to set forth that the appointment and compensation of the chief executive officer and all officers reporting to the chief executive officer, and that the adoption of decisions related to the ordinary operations of Coca-Cola FEMSA shall only require a simple majority vote of the board of directors. Decisions related to extraordinary matters (such as business acquisitions or combinations, among others), shall continue requiring the vote of the majority of the board of directors, with the vote of two of the members appointed by The Coca-Cola Company.

Coca-Cola FEMSA, S.A.B. de C.V. produces and distributes Coca-Cola, Sprite, Fanta, Lift and other trademark beverages of The Coca-Cola Company in Mexico (a substantial part of central Mexico, including Mexico City and southeast Mexico), Guatemala (Guatemala City and surrounding areas), Nicaragua (nationwide), Costa Rica (nationwide), Panama (nationwide), Colombia (most of the country), Venezuela (nationwide), Brazil (greater São Paulo, Campiñas, Santos, the state of Mato Grosso do Sul, part of the state of Goias and part of the state of Minas Gerais) and Argentina (federal capital of Buenos Aires and surrounding areas), along with bottled water, beer and other beverages in some of these territories. The Company has 31 bottling facilities in Latin America and serves over 1,500,000 retailers in the region. The Coca-Cola Company owns a 31.6% equity interest in Coca-Cola FEMSA.

NYSE (ADR)

Ticker: KOF

Ratio of KOF L to KOF = 10:1

For Further Information:

Investor Relations

José Castro
jose.castro@kof.com.mx
(5255) 5081-5120 / 5121

Gonzalo García
gonzalojose.garciaa@kof.com.mx
(5255) 5081-5148

Roland Karig Knebush
roland.karig@kof.com.mx
(5255) 5081-5186

Website:
www.coca-colafemsa.com

SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COCA-COLA FEMSA, S.A.B. DE C.V.
(Registrant)

Date: April 15, 2010	By: /s/ HÉCTOR TREVIÑO GUTIÉRREZ
Name: Héctor Treviño Gutiérrez
Title: Chief Financial Officer